Exhibit 21.1  Subsidiaries of the Company

Subsidiaries of Phoenix Color Corp.	Place of Incorporation

PCC Express Inc.	United States
TechniGraphix Inc.	United States
Phoenix MD. Realty, LLC	United States
Phoenix Color Fulfillment, Inc.	United States